Filed Pursuant to Rule 424(b)(3)
Registration No. 333-109129
Registration No. 333-111291

SUPPLEMENT NO. 1 DATED FEBRUARY 24, 2004
TO PROSPECTUS DATED DECEMBER 18, 2003

Marshall Edwards, Inc.

COMMON STOCK

     This Prospectus Supplement supplements, amends and forms a part of the Prospectus dated December 18, 2003 of Marshall Edwards, Inc.

RECENT DEVELOPMENTS

     Researchers from Yale University School of Medicine reported preliminary results of a dose-finding study in women with recurrent ovarian cancer using phenoxodiol, our anti-cancer drug. Phenoxodiol is an investigational drug and has not yet been approved for marketing in the U.S. The data were presented on February 8, 2004 at the 35th Annual Meeting of the Society of Gynecologic Oncologists.

     The data from the Yale study reflect the outcomes from the first 20 of 40 measurable subjects at the first two doses tested in a dosing study to evaluate the effect of certain doses of phenoxodiol on disease progression and tumor response in women with recurrent disease that has become unresponsive to standard chemotherapy. According to the Yale researchers, of the 20 subjects who started the drug course, 13 were able to finish a three-month cycle, and five of the 20 subjects (25 percent) were considered to have had disease stabilization. All patients ultimately showed disease progression. However, no toxicity was attributed to phenoxodiol at the two dosing levels reported at this time. Complete data from this study is not yet available according to the Yale researchers, and will be presented at a later date.

     While pre-clinical studies of phenoxodiol have shown the ability to stop ovarian cancer growth in animals in its own right, we and the Yale researchers are developing the drug in late-stage ovarian cancer as a chemo-sensitizer, restoring the sensitivity of the cancer cells to the cytotoxic action of standard chemotherapeutic drugs, in the expectation that that form of usage would deliver a greater anti-tumor effect in such advanced cases of cancer.

     In an interim analysis of the entire study of 40 patients, where the Yale researchers focused on paclitaxel challenged patients, the researchers observed that eight of nine patients who were treated with paclitaxel following completion of the phenoxodiol trial showed marked, declining levels of CA-125, a tumor marker for ovarian cancer. Four of these patients had previously been defined as paclitaxel resistant. Pre-clinical studies in cells and in animals showed that phenoxodiol was able to induce in chemo-resistant ovarian cancer cells susceptibility to being killed by extremely low doses of standard drugs such as cisplatin and paclitaxel.

     Statements included in this prospectus supplement that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. You should be aware that our actual results could differ materially from those contained in the forward-looking statements, which are based on management’s current expectations and are subject to a number of risks and uncertainties, including, but not limited to, our failure to successfully commercialize our product candidates; costs and delays in the development and/or FDA approval, or the failure to obtain such approval, of our product candidates; uncertainties in clinical trial results; our inability to maintain or enter into, and the risks resulting from our dependence upon, collaboration or contractual arrangements necessary for the development, manufacture, commercialization, marketing, sales and distribution of any products; competitive factors; our inability to protect our patents or proprietary rights and obtain necessary rights to third party patents and intellectual property to operate our business; our inability to operate our business without infringing the patents and proprietary rights of others; general economic conditions; the failure of any products to gain market acceptance; our inability to obtain any additional required financing; technological changes; government regulation; changes in industry practice; and one-time events. We do not intend to update any of these factors or to publicly announce the results of any revisions to these forward-looking statements.